SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2020

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                No  ☒

Material Contained in this Report

Page
1.	English press release entitled, “Notice regarding Share Repurchase Status.”
2.	English press release entitled, “Notice regarding Status and Completion of Share Repurchase and Cancellation of Own Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 11, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Planning Department
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Notice regarding Share Repurchase Status

TOKYO, Japan - May 11, 2020 - ORIX Corporation hereby announces the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on October 28, 2019, as follows.

1. Class of shares repurchased	Common shares
2. Total number of shares repurchased	7,089,600 shares
3. Total purchase price of shares repurchased	JPY 8,688,577,550
4. Repurchase Period	April 1, 2020 – April 30, 2020
5. Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Details of the resolution reached at the Board of Directors meeting held on October 28, 2019

(1) Class of shares to be repurchased	Common shares
(2) Total number of shares to be repurchased	Up to 70,000,000 shares (approx.5.5% of the total outstanding shares (excluding treasury shares))
(3) Total purchase price of shares to be repurchased	Up to 100 billion yen
(4) Repurchase Period	From November 1, 2019 to May 8, 2020
(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of April 30, 2020)

(1) Total number of shares repurchased	32,926,000shares
(2) Total purchase price of shares repurchased	JPY 54,407,949,950

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”

Notice regarding Status and Completion of Share Repurchase and Cancellation of Own Shares

TOKYO, Japan - May 11, 2020-ORIX Corporation hereby announces the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on October 28, 2019, as follows.

The share repurchase of own shares pursuant to the resolution of the meeting of the Board of Directors held on October 28, 2019 ended upon completion of the following share repurchase. Neither the total number nor the total yen amount of the share repurchase reached the upper limit of this repurchase plan resolved by the Board of Directors.

The shareholder return policy will be explained at the financial results briefing to be held in the future. Furthermore, the Company hereby announces that the number of shares to be cancelled in accordance with Article 178 of the Companies Act has been determined.

1.	Status of Share Repurchase

(1) Class of shares repurchased	Common shares
(2) Total number of shares repurchased	1,135,300 shares
(3) Total purchase price of shares repurchased	JPY 1,399,640,750
(4) Repurchase Period	May 1, 2020—May 8, 2020
(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

Details of the resolution with respect to share repurchase reached at the Board of Directors meeting held on October 28, 2019

(1) Class of shares to be repurchased:	Common shares
(2) Total number of shares:	Up to 70,000,000 shares (approx. 5.5% of the total outstanding shares (excluding treasury shares))
(3) Total amount of shares to be repurchased:	Up to 100 billion yen
(4) Repurchase period:	November 1, 2019, to May 8, 2020
(5) Method of share repurchase:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of May 8, 2020)

(1) Total number of shares repurchased	34,061,300 shares
(2) Total purchase price of shares repurchased	JPY 55,807,590,700

2.	Cancellation of Own Shares

(1) Class of shares to be cancelled	Common shares
(2) Number of shares to be cancelled	10,674,148 shares
(3) Scheduled cancellation date	May 29, 2020

(Reference)

Details of the resolution with respect to Cancellation of Own Shares reached at the Board of Directors meeting held on October 28, 2019

(1) Class of shares to be cancelled	Common shares
(2) Number of shares to be cancelled	The total number of shares equivalent to such number of shares that exceeds 5% of the total number of issued shares as of the end of the acquisition of treasury shares based on there solution of the Board of Directors held on October 28, 2019.
(3) Scheduled cancellation date	May 29, 2020

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”